

16022461

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFS Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3190 Whitney Avenue
(No. and Street)

Hamden, (City) CT (State) 06518 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Butler (203) 248-1972
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pue, Chick Liebowitz & Blezard, LLC
(Name – *if individual, state last, first, middle name*)

76 South Frontage Road (Address) Vernon, (City) CT (State) 06066 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFS Securities, Inc., as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

CFS SECURITIES, INC.

Years ended September 30, 2016 and 2015

CFS SECURITIES, INC.

Years Ended September 30, 2016 and 2015

CONTENTS

PUE, CHICK, LEIBOWITZ & BLEZARD LLC
Certified Public Accountants

Steven R. Leibowitz, CPA, CVA, MST
Michael R. Blezard, CPA/ABV, CVA
Michael J. Welch, CPA/ABV/PFS, J.D., LL.M
Mark R. Barzottini, CPA

John C.A. Chick, CPA – Retired

Robert J. Pue, CPA (1920 – 2008)
Louis P. Semel, CPA (1930 – 1998)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of CFS Securities, Inc.

We have audited the accompanying statements of financial condition of **CFS Securities, Inc.** (a Connecticut Company) as of September 30, 2016 and 2015, and the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of **CFS Securities, Inc.'s** management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CFS Securities, Inc.** as of September 30, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of **CFS Securities, Inc.'s** financial statements. The supplementary information is the responsibility of **CFS Securities, Inc.'s** management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.



Certified Public Accountants

Vernon, Connecticut
November 14, 2016

76 South Frontage Road, Vernon Rockville, Connecticut 06066
Tel. (860) 871-1722 Fax (860) 871-1228
E-Mail Info@Pue-CPAs.com www.Pue-CPAs.com

CFS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

September 30, 2016 and 2015

	2016	2015
Assets		
Current assets:		
Cash and cash equivalents	$ 24,321	$ 66,259
Commissions receivable, allowable	1,067	518
Commissions receivable, unallowable	34,591	37,650
Prepaid expenses	1,689	1,230
Total current assets	61,668	105,657
Property and equipment:		
Equipment	15,523	15,523
Accumulated depreciation	(14,760)	(14,252)
Net book value	763	1,271
Other assets:		
Due from Cooper Financial Services, Inc.	30,523	14,308
Note receivable, officer	63,324	56,229
Investments	43,394	38,032
Total other assets	137,241	108,569
Total assets	$199,672	$215,497

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION (continued)

September 30, 2016 and 2015

	2016	2015
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 580	$ 749
Accrued retirement plan	-	7,974
Deferred taxes	7,600	8,700
Total current liabilities/total liabilities	8,180	17,423
Stockholders' equity:		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Retained earnings	176,572	185,733
Accumulated other comprehensive income, net unrealized gain on investment (net of tax)	4,920	2,341
Total stockholders' equity	191,492	198,074
Total Liabilities and Stockholders' Equity	$199,672	$215,497

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Years Ended September 30, 2016 and 2015

	2016	2015
Revenue and other income:		
Commissions and fees	$208,324	$231,689
Administrative fees	27,849	48,413
Dividend and interest income	3,179	2,645
Total revenue and other income	239,352	282,747
Operating expenses	248,315	259,015
Income (loss) before income taxes	(8,963)	23,732
Income tax expense (benefit)		
Current	1,998	-
Deferred	(1,800)	2,300
	198	2,300
Net income (loss)	(9,161)	21,432
Other comprehensive income, net of tax		
Unrealized gain (loss) on available for sale securities	2,579	(2,500)
Comprehensive income (loss)	($ 6,582)	$18,932

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended September 30, 2016 and 2015

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
	Shares	Amount				
Balance October 1, 2014	1,000	$10,000	-	$164,301	$4,841	$179,142
2015 net income	-	-	-	21,432	-	21,432
2015 unrealized loss, net of tax	-	-	-	-	(2,500)	(2,500)
Balance September 30, 2015	1,000	10,000	-	185,733	2,341	198,074
2016 net loss	-	-	-	(9,161)	-	(9,161)
2016 unrealized gain, net of tax	-	-	-	-	2,579	2,579
Balance September 30, 2016	1,000	$10,000	-	$176,572	$4,920	$191,492

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended September 30, 2016 and 2015

	2016	2015
Cash flows from operating activities:		
Net income (loss)	($ 9,161)	$21,432
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	508	719
Change in deferred taxes	(1,800)	1,700
Changes in operating assets and liabilities:		
Commission receivables	2,510	3,327
Prepaid expenses	(459)	2,455
Due from Cooper Financial Services, Inc.	(16,215)	(14,308)
Accounts payable	(169)	(3,859)
Accrued retirement plan	(7,974)	(1,442)
Due to Cooper Financial Services, Inc.		(38,115)
Net cash used in operating activities	(32,760)	(28,091)
Cash flows from investing activities:		
Purchase of securities	(2,083)	(945)
Issuance of note receivable	(6,000)	-
Interest associated with note receivable	(1,095)	(1,094)
Net cash used in investing activities	(9,178)	(2,039)
Net change in cash and cash equivalents	(41,938)	(30,130)
Cash and cash equivalents, beginning	66,259	96,389
Cash and cash equivalents, ending	$24,321	$66,259
Supplementary cash flow information:		
Cash paid for income taxes	$ 1,548	$ 438
Cash paid for interest	$ -	$ -

See accompanying notes to financial statements.

CFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended September 30, 2016 and 2015

1. **Nature of business and summary of significant accounting policies:**

Nature of business:

CFS Securities, Inc. (the "Company") is a Connecticut Company located in Hamden, Connecticut. The Company is a registered broker-dealer under the Securities and Exchange Act and is a member of Financial Industry Regulatory Authority (FINRA). The Company is currently registered as a broker-dealer in 12 jurisdictions.

The Company conducts securities business in the following areas: mutual fund retailer, municipal securities broker, and broker or dealer selling variable life insurance or annuities. The Company provides broker-dealer services as introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

While the Company receives fees and commissions from various sources, the fees are generally generated by Cooper Financial Services, Inc. ("Cooper"), a related party affiliated by common ownership.

During the fiscal year ended September 30, 2016, one of the owners passed away. His entire ownership passed to his estate.

Basis of presentation:

The Company uses the accrual method of accounting for financial statement purposes.

Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from those estimates.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all investments in liquid time accounts purchased with original maturities of three months or less to be cash equivalents.

1. **Nature of business and summary of significant accounting policies** (continued):

Cash and cash equivalents (continued):

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management of the Company believes that it is not exposed to any significant credit risk on its bank deposits.

Commissions receivable:

Commissions receivable consists of revenues due from investment and insurance companies earned by the Company representatives on which the investment and insurance companies have not paid the Company as of year-end.

The Company carries its receivable at net realizable value. On a periodic basis, the Company evaluates its receivable and establishes an allowance for doubtful accounts, based on a history of past bad debt expense and collections and current credit conditions. Management believes that this balance is fully collectable; therefore an allowance is not needed.

Commissions receivable are segregated into allowable and unallowable. In accordance with FINRA requirements, allowable receivables consist of commissions due that are less than 30 days old. Unallowable receivables include outstanding investment advisory fees and commissions in excess of 30 days old.

Fixed assets:

Fixed assets are stated at cost. Major renewals, additions, and betterments are capitalized to the property accounts while maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed in the year incurred. Depreciation is computed using straight-line methods over the estimated useful lives of the related assets.

Investments:

Investments consist of available for sale securities. Available for sale securities are reported at fair value with unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses, determined using the average cost method, are included in earnings.

Advertising costs:

The Company expenses advertising costs as they are incurred.

1. **Nature of business and summary of significant accounting policies** (continued):

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities and recognition of income and expenses for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets, liabilities and revenue are recognized. Deferred taxes arise primarily because the Company files its income tax returns on the cash basis of accounting and uses the accrual basis of accounting for financial reporting.

Management of the Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of September 30, 2016 and 2015, management does not believe that it has taken any additional tax position that would require the recording of any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months.

The Company's income tax returns are subject to examination by the appropriate taxing jurisdiction. As of September 30, 2016, the Company's federal and state tax returns generally remain open for examination for three years from the date filed.

At September 30, 2016, the Company had approximately $10,000 in net operating loss carryforwards to offset federal and state taxable income through 2035.

Fair value measurement:

Investments are reported at fair value. Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820") establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 - Inputs are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

1. **Nature of business and summary of significant accounting policies** (continued):

Fair value measurement (continued):

Level 2 - Inputs are based upon other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs are generally unobservable and reflect the Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Reclassification:

Certain prior year balances have been reclassified to conform with current year presentation.

2. **Net capital requirement:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

As of September 30, 2016, the Company had net capital and net capital requirements of $54,093 and $5,000, respectively and its ratio of aggregate indebtedness to net capital was 0.01 to 1.

3. **Investments:**

The Company's available for sale investments are carried at fair value and consist of large value mutual funds which invest primarily in equity and bond securities. The following table presents the Company's available for sale investments.

CFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended September 30, 2016 and 2015

3. **Investments** (continued):

		September 30, 2016			Fair Value Hierarchy		
Fund	Cost	Gross Unrealized Loss	Gross Unrealized Gain	Fair Value	Level 1	Level 2	Level 3
Mutual fund	$37,074	($2,905)	$6,184	$43,394	$43,394	$ -	$ -

		September 30, 2015			Fair Value Hierarchy		
Fund	Cost	Gross Unrealized Loss	Gross Unrealized Gain	Fair Value	Level 1	Level 2	Level 3
Mutual fund	$34,991	($6,593)	$3,493	$38,032	$38,032	$ -	$ -

4. **Income taxes:**

Net deferred tax liabilities of $7,600 and $8,700 at September 30, 2016 and 2015, respectively, are the result of the differences between the basis of reporting assets and liabilities for financial statement and income tax purposes. The components of deferred tax assets and liabilities consist of the following as of September 30:

	2016	2015
Deferred tax assets:		
Federal net operating loss carry forward	$ 1,500	-
State net operating loss carry forward	800	-
Accounts payable	100	$ 700
Total deferred tax assets	2,400	700
Deferred tax liabilities:		
Accounts receivable	8,200	$8,700
Prepaid expenses	400	-
Net unrealized gain on investment	1,400	700
Total deferred tax liability	10,000	9,400
Net deferred tax liability	$ 7,600	$8,700

5. **Retirement plan:**

Employees of the Company participate in a 401(k) profit sharing plan, sponsored by Cooper. The Company matches 4% of an employee's compensation not to exceed their contribution. The Company can elect to make a voluntary contribution to the plan in excess of the 4% match. Employees are 100% vested in their deferral and the matching contributions. The Company uses a six year vesting schedule for the discretionary profit sharing. Retirement plan contributions were $0 and $7,974 for the years ended September 30, 2016 and 2015, respectively.

6. **Related party transactions:**

The Company leases office space from Cooper, a related party, under a month to month lease arrangement. The annual rental expense was $7,234 and $7,068 for the years ended September 30, 2016 and 2015, respectively.

On January 1, 2012, the Company and Cooper entered into a Common Paymaster Agreement for salaries. As outlined in the Agreement, Cooper is the disbursing entity and the Company is the reimbursing entity. During the years ended September 30, 2016 and 2015, salaries expense was $132,206 and $126,443, respectively.

On April 24, 2015, the Company entered into an expense sharing agreement with Cooper. Under the terms of the agreement, the Company pays to Cooper monthly fees for the use of office facilities and other administrative services. The Company reimbursed Cooper for administrative expenses of $46,334 and $14,808 during the years ended September 30, 2016 and 2015, respectively.

During the course of the year, the Company also paid certain administrative expenses on behalf of Cooper. The following table presents the breakdown of the amount due from (due to) Cooper as presented on the statement of financial condition as of September 30, 2016 and 2015.

	2016	2015
Gross amount due from Cooper	$30,523	$23,497
Gross amount due to Cooper	-	(9,189)
Net amount due from (due to) Cooper	$30,523	$14,308

The Company, having common ownership with Cooper, is covered under the Cooper Financial Services, Inc. retirement plan and insurance policies.

6. **Related party transactions** (continued):

On June 6, 2014, the Company loaned money to the sole stockholder of the Company. The loan was evidenced by a promissory note from the sole stockholder to the Company. The loan, which is unsecured and bears interest at the rate of 2.00% per annum, has a term of ten years. The loan is payable in full in one lump sum balloon payment at the expiration of the term of the loan. During 2016, an additional $6,000 was loaned.

7. **Concentrations of risk and uncertainties:**

The Company relies on Cooper Financial Services, Inc. as their sole source of commission income. As a broker-dealer, the Company receives fees on investments from various sources made by the clients of Cooper Financial Services, Inc. During the years ended September 30, 2016 and 2015, the Company received 59% and 64%, respectively, of commissions from one source.

Although the Company clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is subject to various legal claims and regulatory examinations in the normal course of doing business. Based on information currently available there are no claims or examinations that would have a material effect on the Company's financial position.

8. **Supplemental schedules required under Rule 15c3-3:**

The Company claims exemption k(1) from rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been prepared in these financial statements: statement of changes in liabilities subordinated in claims of creditors; computation for determination of reserve requirements; information relating to the possession of control requirements; reconciliation of the computation of net capital and the computation for determination of reserve requirements under Exhibit A of Rule 15c3-3.

CFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended September 30, 2016 and 2015

9. **Subsequent events:**

In preparing these financial statements, management has evaluated subsequent events through November 14, 2016, which represents the date the financial statements were available to be issued.

CFS SECURITIES, INC.

SCHEDULE I – SCHEDULES OF OPERATING EXPENSES

For the Years Ended September 30, 2016 and 2015

	2016	2015
Employees compensation and benefits	$145,028	$134,418
Commissions	27,093	30,906
Professional fees	24,623	36,747
Insurance	6,984	16,788
Office expenses	22,702	12,888
Licenses, dues and subscriptions	5,636	5,090
Rent	7,234	7,068
Auto expense	-	3,160
Payroll taxes	7,780	8,337
Equipment repair and maintenance	54	1,755
Other taxes	673	1,139
Depreciation	508	719
Total operating expenses	$248,315	$259,015

CFS SECURITIES, INC.

SCHEDULE II – COMPUTATION OF NET CAPITAL

September 30, 2016 and 2015

	2016	2015
Total assets	$199,672	$215,497
Less: total liabilities	8,180	17,423
Net worth	191,492	198,074
Less: Non-allowable assets		
Prepaid expenses	1,689	1,230
Fixed assets	763	1,271
Commissions receivable, unallowable	34,591	37,650
Due from Cooper Financial Services, Inc.	30,523	14,308
Note receivable, officer	63,324	56,229
Total	130,890	110,688
Tentative net capital	60,602	87,386
Less adjustments:		
Discounts on securities positions	(6,509)	(5,705)
Net capital	$ 54,093	$ 81,681
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000 minimum net capital requirement)	5,000	5,000
Excess of net capital	$ 49,093	$ 76,681
Aggregate indebtedness:	$ 580	$ 8,723
Ratio of total aggregate indebtedness to net capital	0.01 to 1	0.11 to 1

Note: There are no differences between the above calculation and the calculation included in the Company's unaudited Form X-17a-5 Part II A Filing as of September 30, 2016.

CFS SECURITIES, INC.

SCHEDULE IV – RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS (Continued)

September 30, 2016

	Focus Report	Adjustments	Audited Statements
Total Assets	$199,672	-	$199,672
Less: total liabilities	6,780	$1,400	8,180
Net Worth	192,892	(1,400)	191,492
Less: Non-allowable assets			
Prepaid expenses	1,689	-	1,689
Property and equipment	763	-	763
Commissions receivable, unallowable	34,591	-	34,591
Due from Cooper Financial Services, Inc.	30,523	-	30,523
Note receivable, officer	63,324	-	63,324
Total	130,890	-	130,890
Tentative net capital	62,002	(1,400)	60,602
Less adjustments:			
Discounts on securities positions	(6,509)	-	(6,509)
Net Capital	$ 55,493	($1,400)	$ 54,093

Explanation of Differences:

All differences between the final audited financial statements and the quarterly focus report are reflected on the attached schedules in the supplemental section of this report. The adjustment made was a result of a change to deferred income taxes.



PUE, CHICK, LEIBOWITZ & BLEZARD LLC

Certified Public Accountants

Steven R. Leibowitz, CPA, CVA, MST
Michael R. Blezard, CPA/ABV, CVA
Michael J. Welch, CPA/ABV/PFS, J.D., LL.M
Mark R. Barzottini, CPA

John C.A. Chick, CPA – Retired

Robert J. Pue, CPA (1920 – 2008)
Louis P. Semel, CPA (1930 – 1998)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of CFS Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) **CFS Securities, Inc.** identified the following provisions of 17 C.F. R. §15c3-3(k) under which **CFS Securities, Inc.** claimed an exemption from 17 C.F. R. §240.15c3-3: k(1) and (2) **CFS Securities, Inc.** stated that **CFS Securities, Inc.** met the identified exemption provisions throughout the most recent fiscal year without exception. **CFS Securities, Inc.**'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **CFS Securities, Inc.'s** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pue, Chick, Leibowitz + Blezard, LLC
Certified Public Accountants

Vernon, Connecticut
November 14, 2016

76 South Frontage Road, Vernon Rockville, Connecticut 06066
Tel. (860) 871-1722 Fax (860) 871-1228
E-Mail Info@Pue-CPAs.com www.Pue-CPAs.com

CFS Securities, Inc.
Member FINRA/SIPC
3190 Whitney Avenue Building Six
Hamden, Connecticut 06518
(203) 248-1972 (Fax) (203) 287-0944
Toll Free (877) 237-4621
E-Mail: cfs@cooperfinservices.com

November 14, 2016

The Exemption Report

We, as members of management of CFS Securities, Inc., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240. 15c3-3: (k)(1) (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions.

Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § I5c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions");

(2) We met the identified exemption provisions throughout the most recent fiscal year, September 30, 2016, without exception.

Sincerely,



Michael Butler
President & Chief Compliance Officer
CFS Securities, Inc.

CFS SECURITIES, INC.

SCHEDULE IV – RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS
(Continued)

September 30, 2016

	Focus Report	Adjustments	Audited Statements
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable	$ 580	-	$ 580
Deferred taxes	6,200	$1,400	7,600
Total current liabilities/total liabilities	6,780	1,400	8,180
Stockholders' equity:			
Common stock	10,000	-	10,000
Retained earnings	177,972	(1,400)	176,572
Accumulated other comprehensive income, net unrealized gain on investments (net of tax)	4,920	-	4,920
Total Stockholders' Equity	192,892	1,400	191,492
Total Liabilities and Stockholders' Equity	$199,672	$ -	$199,672

CFS SECURITIES, INC.

SCHEDULE IV – RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS (Continued)

September 30, 2016

	Focus Report	Adjustments	Audited Statements
Revenue and Other Income:			
Commissions and fees	$208,324	-	$208,324
Administrative fees	27,849	-	27,849
Realized gains (losses) on investment	-	-	-
Dividends and other income	3,179	-	3,179
Total revenue and other income	239,352	-	239,352
Operating expenses	248,315	-	248,315
Loss before income taxes	(8,963)	-	(8,963)
Income tax expense (benefit):			
Current	1,998	-	1,998
Deferred	(3,200)	$1,400	(1,800)
	(1,202)	1,400	198
Net loss	(7,761)	1,400	(9,161)
Retained earnings, beginning	185,733	-	185,733
Retained earnings, ending	$177,972	$1,400	$176,572

CFS SECURITIES, INC.

SCHEDULE III – ASSETS DEEMED ALLOWABLE

September 30, 2016

Cash, checking and money market		$24,321
Marketable securities	$43,394	
Less 15% disallowance	6,509	
Total		36,885
Accounts receivable, allowable		
American funds		21
American general life		25
Oppenheimer funds		963
Sunamerica funds		58
		1,067
Assets deemed allowable		$62,273

CFS SECURITIES, INC.

SCHEDULE IV – RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS

September 30, 2016

	Focus Report	Adjustments	Audited Statements
Assets			
Current Assets:			
Cash and cash equivalents	$ 24,321	-	$ 24,321
Commissions receivable, allowable	1,067	-	1,067
Commissions receivable, unallowable	34,591	-	34,591
Prepaid expenses	1,689	-	1,689
Total Current Assets	61,668	-	61,668
Property and Equipment:			
Equipment	15,523	-	15,523
Accumulated depreciation	(14,760)	-	(14,760)
Net book value	763	-	763
Other Assets:			
Due from Cooper Financial Services, Inc.	30,523	-	30,523
Note receivable, officer	63,324	-	63,324
Investment	43,394	-	43,394
Total Other Assets	137,241	-	137,241
Total Assets	$199,672	-	$199,672